UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated June 4, 2024, announcing STMicroelectronics' signing of a new long term SiC supply agreement and set up of a joint lab with Geely Auto Group.

T4631I

Geely Auto Gears up NEV Transformation and Innovation with Long-Term SiC Supply Agreement and Joint Lab with STMicroelectronics

•	ST’s third generation SiC MOSFETs help increase the powertrain efficiency for Geely Auto Group battery electric vehicles.
•	Innovation Joint Lab set up to support the development of smart, electrified and connected cars.

Beijing, China, June 4, 2024 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and Geely Auto Group (HKEX: HK0175), a global leading automobile and new energy vehicle (NEV) manufacturer, today announced they have signed a long-term Silicon Carbide (SiC) supply agreement to accelerate their existing cooperation on SiC devices. Under the terms of this multi-year contract, ST will provide multiple Geely Auto brands with SiC power devices for mid-to-high-end battery electric vehicles (BEVs), boosting Geely Auto’s NEV transformation strategy with improved performance, faster charging speeds and extended driving range. In addition, building on their longstanding cooperation across multiple automotive applications, Geely and ST have established a joint lab to exchange information and explore innovative solutions related to automotive Electronics/Electrical (E/E) architectures (i.e. in-vehicle infotainment, smart cockpit systems), advanced driver assistance (ADAS), and NEVs.

Geely Auto Group has adopted ST’s third generation SiC MOSFET devices in electric traction inverters. The traction inverter is the core of electric powertrains and SiC MOSFETs maximize their efficiency. The combination of advanced inverter design with high-efficiency power semiconductors, like SiC, is the key to superior electric vehicle performance.

“We are very pleased to establish a win-win cooperation with STMicroelectronics, to empower each other and fully utilize our respective advantages and resources. I believe that through the form of innovation joint lab, Geely and ST can deepen our cooperation, achieve mutual benefit, and accelerate the development and implementation of innovative technologies in Geely Auto," said Li Chuanhai, President of Electronic and Electrical Center of Geely Automotive Central Research Institute.

“We are pleased to have a deep cooperation with global automotive semiconductor leader STMicroelectronics to establish an innovation joint lab. Both sides will deepen long-term cooperation in fields such as smart driving to jointly focus on customer needs, accelerate the implementation of new products and solutions, and shape an efficient cooperation mode. I believe that this cooperation will be beneficial for both parties to conduct more forward-looking technical research based on the development trends of smart, electrified, and connected cars. Geely is delighted to leverage STMicroelectronics' leading automotive business solutions to be well positioned in product performance, system integration, and overall market competitiveness,” said Fu Zhaohui, Director of the Electronic and Electrical Center of Geely Automotive Central Research Institute.

“Geely Auto, is a shining example of automotive innovation in China, making rapid progress in car electrification and digitalization, while expanding its presence in the global market. This long-term SiC supply agreement and the joint lab establishment mark a significant step forward in our long-established cooperation,” said Henry Cao, Executive Vice President of Sales & Marketing, China Region, STMicroelectronics. “China is the biggest NEV market worldwide and a leading innovator. Our local competence centers and joint labs with our customers across the value chain of automotive allow ST to better support automotive innovation and transformation in China.”

As a leading global automobile manufacturer and China's top automotive brand, Geely Auto sold a total of 1.68 million vehicles in 2023, with NEV sales reaching 480,000 units, accounting for 28% of the Company's total sales for the year. This NEV sales volume represents a year-over-year increase of 48%, demonstrating Geely Auto’s successful transition towards NEV and its growing impact in the industry.

With a state-of-the-art SiC manufacturing process and a completely vertically integrated supply-chain, ST provides SiC devices for a wide range of EV applications including traction inverter, OBC (onboard charger), DC-DC converter, EV charging station and e-compressor application, significantly enhancing the performance, efficiency, and range of NEVs. In June 2023, ST and Sanan Optoelectronics, a market leader in compound semiconductors in China, announced the creation of a new 200mm SiC device manufacturing JV in Chongqing, China. This facility will better support the needs of Chinese customers as ST collaborates with more leading Chinese carmakers, industrial customers, and solution providers in SiC, to accelerate the pace of electrification in China.

About Geely Holding Group

Geely Holding Group was founded in 1986. In 1997, Geely Holding entered the automotive industry and has since focused core business on the development and production of automobiles. Geely has continued to grow with a focus on continuous technological innovation, talent development, and strengthening core competitiveness, all the while staying committed to sustainable development. Since 2012, Geely Holding has ranked among the Fortune Global 500 for twelve consecutive years (ranked 225th in 2023) with assets totaling over 510 billion RMB, and more than 140,000 global employees. Geely Holding ranked among Brand Finance’s Top 10 Most Valuable Auto Portfolio Brands 2022 — the only Chinese auto group on the list.

Geely Holding is committed to becoming a globally competitive and influential smart electric mobility technology enterprise and energy service provider, engaged in automotive, upstream and downstream industrial chains, intelligent travel services, green transportation capacity, digital technology, etc. With the electrification and intelligent transformation of the automotive industry as the core, Geely Holding has also been developing cutting-edge technologies in new energy, shared mobility, vehicle networks, autonomous driving, on-board chips, low-orbit satellites, and laser communication, building a science and technology moat and strengthen the science and technology ecosystem. Further information can be found at www.geely.com.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:

MEDIA RELATIONS

Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

INVESTOR RELATIONS

Céline Berthier
Tél : +41.22.929.58.12
celine.berthier@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 4, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience